UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: 811-22756								Date examination completed: August 28
2. State identification Number:
AL		AK	46892	AZ	Investor Class: 67179	AR	60030170	CA		CO	2013-52-250
CT	1074239	DE		DC	Investor Class: 60049411	FL		GA	SCMF049318	HI
ID	71362	IL	60027229	IN	13-0029IC	IA	Investor Class: i-85414	KS	2013S0001256	KY
LA		ME	Advisor Class: 10039551	MD	Investor Class: SM20130318	MA		MI	Investor Class: 969530	MN
MS		MO	R2013-394	MT	Investor Class: 85832	NE		NV		NH
NJ	Investor Class: mf-12155	NM	Investor Class: 44398 Advisor Class: 46083	NY		NC	52726	ND		OH	Investor Class: 86584
OK	Investor Class: IC 2212299 Advisor Class: IC 2214400	OR		PA	2013-02-070MF	RI		SC	MF20045	SD
TN	Investor Class: M13-0635	TX	Investor Class: C 103170	UT		VT	Investor Class: 4/09/13-13 Advisor Class: 07/31/13-01	VA	183038	WA	Investor Class: 60063839
WV		WI	Investor Class: 00675871	WY	27623	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: OnTrack Core Fund, a series of the Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

August 28, 2013

We, as members of management of the OnTrack Core Fund (the “Fund”), a series of the Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of May 28, 2013, and from January 15, 2013 (commencement of operations) through May 28, 2013.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of May 28, 2013 and from January 15, 2013 (commencement of operations), through May 28, 2013, with respect to securities reflected in the investment accounts of the Fund.

/s/ Catherine Ayers-Rigsby

President

/s/ Kevin Wolf _____________

Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Advisors Preferred Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the OnTrack Core Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of May 28, 2013 and from January 15, 2013 (commencement of operations) through May 28, 2013.  Management is responsible for the Fund’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of May 28, 2013, and with respect to agreement of security purchases and sales, for the period from January 15, 2013 (commencement of operations) through May 28, 2013:

•

Confirmation of all securities held by U.S. Bank, N.A. (the “Custodian”) without prior notice to management.

•

Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC.

•

Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•

Reconciliation of all such securities to the books and records of the Fund and the Custodian.

•

Agreement of two security purchases and two security sales or maturities for the Fund since the commencement of operations from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of May 28, 2013, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN FUND AUDIT SERVICES, LTD.

Cleveland, Ohio

August 28, 2013

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

August 28, 2013

We, as members of management of the OnTrack Core Fund (the “Fund”), a series of the Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of June 28, 2013, and from May 28, 2013 (date of our last examination) through June 28, 2013.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of June 28, 2013 and from May 28, 2013 (date of our last examination), through June 28, 2013, with respect to securities reflected in the investment accounts of the Fund.

/s/ Catherine Ayers-Rigsby

President

/s/ Kevin Wolf _____________

Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Advisors Preferred Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the OnTrack Core Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of June 28, 2013 and from May 28, 2013 (date of our last examination) through June 28, 2013.  Management is responsible for the Fund’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of June 28, 2013, and with respect to agreement of security purchases and sales, for the period from May 28, 2013 (date of our last examination) through June 28, 2013:

•

Confirmation of all securities held by U.S. Bank, N.A. (the “Custodian”).

•

Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC.

•

Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•

Reconciliation of all such securities to the books and records of the Fund and the Custodian.

•

Agreement of two security purchases and two security sales or maturities for the Fund since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of June 28, 2013, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN FUND AUDIT SERVICES, LTD.

Cleveland, Ohio

August 28, 2013